

September 23, 2013

<u>Via E-mail</u>
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Holding Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 12, 2013**
> **File No. 333-190348**

Dear Mr. German:

<u>Description of Holding Company Capital Stock, page 55</u>

1. We note your disclosure here that "when issued in the Share Exchange, shares of Holding Company Stock will be fully paid and nonassessable." This is a legal conclusion that counsel should make. Please revise to clarify, if true, that this is counsel's opinion. In this regard, we note that counsel's legal opinion filed as an exhibit states that when issued the stock "will be validly issued, fully paid and nonassessable, except as may be provided in Section 630 of the New York Corporation Law." Please revise your disclosure here to discuss the impact of Section 630 on the 10 largest shareholders. Also, please tell us what consideration you have given to adding a risk factor addressing this possible risk for certain shareholders presented by Section 630.

<u>Where You Can Get More Information, page 58</u>

2. We note your response to comment 2 in our letter dated August 23, 2013, particularly your statement that "[t]he Company believes, however, that it has directly provided in the proxy statement/prospectus in the Registration Statement all of the information required by Part C, Item 17(a) of FormS-4 with respect to Corning Natural Gas Corporation." We note that the prospectus still appears to be missing some required information. For example, in management's discussion and analysis of financial condition and results of operations, the periods covered consist only of the interim periods and not also the prior two completed fiscal years, as required for smaller reporting companies by Item 303 of Regulation S-K. Please review the filing to ensure that it contains all required disclosures and revise it accordingly as necessary.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director